Filed pursuant to Rule 433

Registration Statement No. 333-251081

Issuer Free Writing Prospectus dated December 4, 2020

Relating to Prospectus Supplement dated December 4, 2020

(To Prospectus dated December 3, 2020)

Bought Deal Public Offering of Common Shares

A final base shelf prospectus dated December 3, 2020 containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Nova Scotia and the Yukon Territory (the “Canadian Qualifying Jurisdictions”), and in a corresponding registration statement on Form F-10 (SEC File No. 333-251081) with the United States Securities and Exchange Commission (“SEC”). A prospectus supplement dated December 4, 2020 to the base shelf prospectus containing important information regarding the securities described in this term sheet will also be filed with the Canadian Qualifying Jurisdictions in Canada and with the SEC in the United States. A copy of the base shelf prospectus, any amendment to the base shelf prospectus and any applicable shelf prospectus supplement that has been filed is required to be delivered with this document.

You may get these documents for free by visiting EDGAR on the SEC's website at www.sec.gov or SEDAR at www.sedar.com. Alternatively, copies of these documents can be obtained by contacting the Company (defined below) or any of the Underwriters (defined below) participating in the Offering who will arrange to send them if you request it by contacting: Cantor Fitzgerald Canada Corporation, attention: Equity Capital Markets, 181 University Avenue, Suite 1500, Toronto, ON, M5H 3M7, email: ecmcanada@cantor.com or Cantor Fitzgerald & Co., Attention: Equity Capital Markets, 499 Park Avenue, 6th Floor, New York, New York, 10022 or by email at prospectus@cantor.com.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment thereto and any applicable shelf prospectus supplement, for disclosure of those facts, especially risk factors relating to the securities offered, and other documents the Company has filed on EDGAR and SEDAR for more complete information before making an investment decision.

Issuer:	Seabridge Gold Inc. (the “Company”)

Issued Securities:	6,100,000 common shares of the Company (the “Common Shares”), the offering of such Common Shares (the “Offering”).

Size of Issue:	US$105,225,000 (US$115,747,500 if the Underwriters’ Option is exercised in full).

Issue Price:	US$17.25 per Common Share (the “Issue Price”).

Over-Allotment Option:	The Underwriters will have an option, exercisable in whole or in part, on and for a period of up to 30 days following Closing Date (as defined below), to purchase up to an additional 10% of the Common Shares issued on the same terms and conditions as set forth herein (the “Underwriters’ Option”).

Underwriters:	Cantor Fitzgerald Canada Corporation (“CFCC”) will act as sole bookrunner and will lead a syndicate of underwriters in connection with the Offering (collectively, the “Underwriters”).

Form of Underwriting:	“Bought deal” offering by way of a prospectus supplement to the Company’s base shelf prospectus in Canada and related Form F-10 registration statement in the United States, subject to a mutually acceptable underwriting agreement (the "Underwriting Agreement").

Jurisdictions:	The Common Shares will be offered in the United States and the Canadian Qualifying Jurisdictions by the Underwriters either directly or through their respective U.S. or Canadian broker-dealer affiliates or agents, as applicable. Subject to applicable law and the Underwriting Agreement, the Underwriters may offer the Common Shares outside of Canada and the United States.

Underwriters’ Fees:	The Company shall pay the Underwriters a cash commission equal to 4.0% of the gross proceeds of the Offering.

Use of Proceeds:	The Company will use the net proceeds of the Offering to fund the cash component for the Snowfield Property acquisition announced on December 4, 2020 and improvement of the Company’s working capital balances.

Listing:	The Company has applied to list the Common Shares qualified for distribution by the prospectus supplement on the TSX and NYSE. Listing will be subject to the Company fulfilling all of the listing requirements of the TSX and NYSE.

Eligibility for Investment:	Eligible for RRSPs, RESPs, RRIFs, TFSAs and RDSPs.

Closing Date:	Closing on or about December 9, 2020 or such other date as the Company and CFCC, on behalf of the Underwriters, mutually agree (the “Closing Date”).

Standstill Period:

The Company shall not, without the prior written consent of CFCC, on behalf of the Underwriters, issue, offer to sell or otherwise dispose of or enter into any transaction to sell or issue or announce the issue of, any equity securities of the Company, or any securities convertible into, or exercisable, or exchangeable for, any equity securities of the Company, for a period of 90 days following the execution of the Underwriting Agreement of the Offering (the “Expiry Date”), except: (i) pursuant to the Underwriting Agreement; (ii) pursuant to the grant of options or other equity-based awards (including RSUs and DSUs) pursuant to any equity compensation plan in effect as of the date of the Underwriting Agreement and which is disclosed in the prospectus or prospectus supplement or document incorporated by reference therein; or (iii) the issuance of Common Shares upon the exercise or conversion of any options or warrants or other convertible securities outstanding as of the date of the Underwriting Agreement, each without the prior written consent of CFCC, on behalf of the Underwriters.

Lock-Ups:	As a condition of the closing of the Offering, all directors and executive officers of the Company have agreed not to offer, sell, transfer, pledge, assign, enter into any swap transactions or otherwise dispose of any equity securities of the Company owned, or any securities convertible into, or exercisable, or exchangeable for, any equity securities of the Company owned, directly or indirectly by such directors and executive officers, or publicly announce an intention to do any of the foregoing, for a period of 60 days following the execution of the Underwriting Agreement, without the prior written consent of CFCC, on behalf of the Underwriters, such consent not to be unreasonably withheld.